Filed pursuant to Rule 424(b)(3)
File No. 333-220591

Calamos Long/Short Equity & Dynamic Income Trust (the "Fund")
Supplement dated January 19, 2022 to the Fund's Statement of Additional Information dated November 26, 2019

Effective immediately, the tenth paragraph under the section titled "Investment Restrictions" on page S-26 of the Statement of Additional Information is deleted in its entirety and replaced with the following:

Under the 1940 Act, the Fund may invest up to 10% of its total assets in the aggregate in shares of other investment companies and up to 5% of its total assets in any one investment company, provided the investment does not represent more than 3% of the voting stock of the acquired investment company at the time such shares are purchased and except as permitted under the 1940 Act, the rules thereunder or SEC exemptive relief. Currently, under the 1940 Act and the rules thereunder and SEC exemptive relief, a Fund may invest in other investment companies in excess of the above limitations if the Fund complies with Rule 12d1-4 under the 1940 Act. The Fund may also invest without limitation in money market funds, provided the Fund complies with Rule 12d1-1 under the 1940 Act. These limitations do not apply, however, in connection with a merger, consolidation, reorganization or acquisition of substantially all the assets of another investment company, or to purchases of investment companies done in accordance with SEC exemptive relief or rule. As a shareholder in any investment company, the Fund will bear its ratable share of that investment company's expenses, and would remain subject to payment of the Fund's advisory fees and other expenses with respect to assets so invested. Holders of common shares would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. In addition, the securities of other investment companies may also be leveraged and will therefore be subject to the same leverage risks described herein and in the prospectus. As described in the prospectus in the section entitled "Risks," the net asset value and market value of leveraged shares will be more volatile and the yield to shareholders will tend to fluctuate more than the yield generated by unleveraged shares

Effective immediately, the table titled "Trustees who Are Not Interested Persons of the Fund" on pages 27-29 of the Statement of Additional Information is deleted and replaced with the following:

Trustees who Are Not Interested Persons of the Fund:

NAME AND YEAR OF BIRTH	POSITION(S) AND LENGTH OF TIME WITH THE FUND	PORTFOLIOS IN FUND COMPLEX^ OVERSEEN	PRINCIPAL OCCUPATION(S) DURING THE PAST 5 YEARS AND OTHER DIRECTORSHIPS	EXPERIENCE, QUALIFICATIONS, ATTRIBUTES, SKILLS FOR BOARD MEMBERSHIP
John E. Neal (1950)	Trustee (since inception); Lead Independent Trustee (since July 2019) Term Expires 2024	28

Retired; private investor; Director, Equity Residential Trust (publicly-owned REIT); Director, Creation Investments (private international microfinance company); Director, Centrust Bank (Northbrook, Illinois community bank); formerly, Director, Neuro-ID (private company providing prescriptive analytics for the risk industry) (until 2021); formerly, Partner, Linden LLC (health care private equity) (until 2018)

Served for multiple years as a trustee of the Funds; more than 25 years of experience in the financial services industry; experience serving on boards of other entities, including other investment companies; and earned a Masters of Business Administration degree

William R. Rybak (1951)	Trustee (since inception) Term Expires 2023	27

Private investor; Chairman (since 2016) and Director (since 2010), Christian Brothers Investment Services Inc.; Trustee, JNL Series Trust and JNL Investors Series Trust (since 2007), JNL Variable Fund LLC (2007-2020), Jackson Variable Series Trust (2018-2020) and JNL Strategic Income Fund LLC (2007-2018), (open-end mutual funds)**; Trustee, Lewis University (since 2012); formerly Director, Private Bancorp (2003-2017); Executive Vice President and Chief Financial Officer, Van Kampen Investments, Inc. and subsidiaries (investment manager)(until 2000)

Served for multiple years as a trustee of the Funds; more than 25 years of experience in the financial services industry; experience serving on boards of other entities, including other investment companies; and earned a Masters of Business Administration degree

NAME AND YEAR OF BIRTH	POSITION(S) AND LENGTH OF TIME WITH THE TRUST	PORTFOLIOS IN FUND COMPLEX^ OVERSEEN	PRINCIPAL OCCUPATION(S) DURING THE PAST 5 YEARS AND OTHER DIRECTORSHIPS	EXPERIENCE, QUALIFICATIONS, ATTRIBUTES, SKILLS FOR BOARD MEMBERSHIP
Virginia G. Breen (1964)	Trustee (since inception) Term Expires 2022	27

Private Investor; Director, Tech and Energy Transition Corporation (blank check company) (since 2021); Director, Paylocity Holding Corporation (since 2018); Trustee, Neuberger Berman Private Equity Registered Funds (registered private equity funds) (since 2015)***; Trustee, Jones Lang LaSalle Income Property Trust, Inc. (REIT) (since 2004); Director, UBS A&Q Fund Complex (closed-end funds) (since 2008)****

Served for multiple years as a trustee of the Funds; more than 25 years of experience in the financial services industry; experience serving on boards of other entities, including other investment companies; and earned a Masters of Business Administration degree

Lloyd A. Wennlund (1957)	Trustee (since 2018) Term Expires 2022	27

Trustee and Chairman, Datum One Series Trust (since 2020); Expert Affiliate, Bates Group, LLC (financial services consulting and expert testimony firm) (since 2018); Executive Vice President, The Northern Trust Company (1989-2017); President and Business Unit Head of Northern Funds and Northern Institutional Funds (1994-2017); Director, Northern Trust Investments (1998-2017); Governor (2004-2017) and Executive Committee member (2011-2017), Investment Company Institute Board of Governors; Member, Securities Industry Financial Markets Association (SIFMA) Advisory Council, Private Client Services Committee and Private Client Steering Group (2006-2017); Board Member, Chicago Advisory Board of the Salvation Army (2011-2019)

				More than 25 years of experience in the financial services industry; experience serving on boards of other entities, including other investment companies

NAME AND YEAR OF BIRTH	POSITION(S) AND LENGTH OF TIME WITH THE TRUST	PORTFOLIOS IN FUND COMPLEX^ OVERSEEN	PRINCIPAL OCCUPATION(S) DURING THE PAST 5 YEARS AND OTHER DIRECTORSHIPS	EXPERIENCE, QUALIFICATIONS, ATTRIBUTES, SKILLS FOR BOARD MEMBERSHIP
Karen L. Stuckey (1953)	Trustee (since December 2019) Term Expires 2024	27

Member of Desert Mountain Community Foundation Advisory Board (non-profit organization) (2015-2021); Partner (1990-2012) of PricewaterhouseCoopers LLP (professional services firm) (held various position 1975-1990); Member of Executive, Nominating, and Audit Committees and Chair of Finance Committee (1992-2006); Emeritus Trustee (since 2007) of Lehigh University; member, Women's Investment Management Forum (professional organization) (since inception); formerly, Trustee, Denver Board of OppenheimerFunds (open-end mutual funds) (2012-2019)

				More than 25 years of experience in the financial services industry; experience serving on boards of other entities, including other investment companies
Christopher M. Toub (1959)	Trustee (since December 2019) Term Expires 2023	27	Private investor; formerly Director of Equities, AllianceBernstein LP (until 2012)	More than 25 years of experience in the financial services industry; and earned a Masters of Business Administration degree

^ The term "Fund Complex" means two or more registered investment companies that share the same investment adviser or have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies or hold themselves out to investors as related companies for the purpose of investment and investor services. Accordingly, the Fund Complex consists of Calamos Investment Trust, Calamos Advisors Trust, Calamos Convertible Opportunities and Income Fund, Calamos Convertible and High Income Fund, Calamos Strategic Total Return Fund, Calamos Global Total Return Fund, Calamos Global Dynamic Income Fund, Calamos Dynamic Convertible and Income Fund, Calamos Long/Short Equity & Dynamic Income Trust and Calamos-Avenue Opportunities Fund.

** Overseeing 131 portfolios in fund complex.

*** Overseeing eighteen portfolios in fund complex.

**** Overseeing four portfolios in fund complex.

Effective immediately, the section titled "Compensation of Officers and Trustees" on pages 32-33 of the Statement of Additional Information is deleted and replaced with the following:

Compensation of Officers and Trustees. John P. Calamos, Sr., the trustee who is an "interested person" of the Fund, does not receive compensation from the Fund. Although they are compensated, the non-interested trustees do not receive any pension or retirement benefits from the Fund. Mr. Mickey is the only Trust officer who receives compensation from the Fund. The following table sets forth the total compensation (including any amounts deferred, as described below) paid by the Fund during the periods indicated to each of the current trustees and officers compensated by the Fund.

Name	Aggregate Compensation from the Fund 11/1/20-10/31/21	Total Compensation from Calamos Funds Complex(3) 11/1/20-10/31/21
John P. Calamos	$0	$0
Virginia G. Breen	$3,760	$175,000
John E. Neal(1)	$4,417	$220,000
William R. Rybak	$3,979	$185,000
Karen L. Stuckey(2)	$3,540	$165,000
Christopher M. Toub(2)	$3,540	$165,000
Lloyd A. Wennlund	$3,760	$175,000
Mark J. Mickey	$4,252	$194,211

(1) Includes fees deferred during the relevant period pursuant to a deferred compensation plan. Deferred amounts are treated as though such amounts have been invested and reinvested in shares of one or more of the Funds as selected by the trustee. As of October 31, 2021 the value of the deferred compensation account of Mr. Neal was $3,022,849.

(2) Ms. Stuckey and Mr. Toub were elected to the Board effective December 16, 2019.

(3) The Fund Complex consists of Calamos Investment Trust, Calamos Advisors Trust, Calamos Convertible Opportunities and Income Fund, Calamos Convertible and High Income Fund, Calamos Strategic Total Return Fund, Calamos Global Total Return Fund, Calamos Global Dynamic Income Fund, Calamos Dynamic Convertible and Income Fund, Calamos Long/Short Equity & Dynamic Income Trust and Calamos-Avenue Opportunities Fund.

The compensation paid to the non-interested trustees of Calamos Funds for their services as such consists of an annual retainer fee in the amount of $120,000, with annual supplemental retainers of $40,000 to the lead independent trustee, $20,000 to the chair of the audit committee and $10,000 to the chair of any other committee. Each non-interested trustee receives a meeting attendance fee of $7,000 for any regular or special board meeting attended in person, $3,500 for any regular or special board meeting attended by telephone, $3,000 for any committee meeting attended in person or by telephone, and $1,500 per ad-hoc committee meeting to the ad-hoc committee chair. Compensation paid to the non-interested trustees is allocated among the series of the Calamos Funds in accordance with a procedure determined from time to time by the board.

The Fund has adopted a deferred compensation plan for non-interested trustees (the "Plan"). Under the Plan, a trustee who is not an "interested person" of Calamos Advisors and has elected to participate in the Plan (a "participating trustee") may defer receipt of all or a portion of his or her compensation from the Fund in order to defer payment of income taxes or for other reasons. The deferred compensation payable to the participating trustee is credited to the trustee's deferred compensation account as of the business day such compensation otherwise would have been paid to the trustee. The value of a trustee's deferred compensation account at any time is equal to what the value would be if the amounts credited to the account had instead been invested in Class I shares of one or more of the funds of Calamos Investment Trust as designated by the trustee. Thus, the value of the account increases with contributions to the account or with increases in the value of the measuring shares, and the value of the account decreases with withdrawals from the account or with declines in the value of the measuring shares. If a participating trustee retires, the trustee may elect to receive payments under the plan in a lump sum or in equal annual installments over a period of five years. If a participating trustee dies, any amount payable under the Plan will be paid to the trustee's beneficiaries. Each Calamos Fund's obligation to make payments under the Plan is a general obligation of that Fund. No Fund is liable for any other Fund's obligations to make payments under the Plan.

Please retain this supplement for future reference.